The Prudential Variable Contract Account - 2

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 15, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Definitive Proxy Statement on Schedule 14A

To the Securities and Exchange Commission:

On behalf of The Prudential Variable Contract Account - 2 (the “Account”), pursuant to Regulation 14A under the Securities Act of 1934, transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) is a definitive proxy statement on Schedule 14A (the “Proxy Statement”) to be sent to persons having voting rights of record with respect to the Account.

The Proxy Statement was filed with the SEC in preliminary form on May 9, 2008. Persons having voting rights with respect to the Account as of May 9, 2008 will be requested to consider and act upon the following proposal (the “Proposal”) at a special meeting (the “Meeting”) and to transact such other business as may properly come before the Meeting to be held on July 18, 2008 or any adjournment thereof:

To elect a Committee for the Account

This letter is intended to respond to telephone comments given by Ms. Michelle Roberts of the SEC staff  (the “Staff”) to Mr. Jonathan Shain of Prudential Investments LLC on May 13, 2008.  The Staff’s comments and Registrant’s responses are set forth below.

1.                                       Comment

Describe the costs and the terms and conditions associated with the use of Broadridge’s provision of solicitation services in connection with the proxy.

Response

All costs associated with the proxy statement will be paid for by Prudential, and not by contractowners/participants.  The proxy statement already includes disclosure to this effect.  We will revise the disclosure to clarify that solicitation services provided by Broadridge, if any are used, will also be paid for by Prudential.

2.                                       Comment

Item 1(c) of the proxy rules requires that the proxy disclose the deadline associated with shareholder submissions of proposals to be considered at the meeting and/or in a future proxy.

Response

Appropriate disclosure has been added to the proxy statement.

3.                                       Comment

In the biographies for the Committee nominees (beginning on page 5 of the proxy statement), some of the biographies do not indicate, for each professional relationship, the type of business or enterprise in which the nominee was engaged.

Response

The biographies have been reviewed and revised, as applicable, to indicate the type of business or enterprise represented by each professional relationship disclosed for each nominee in the column entitled “Principal Occupation(s) During Past Five Years.”

4.                                       Comment

In biographical table for the nominees, indicate “None” for each nominee (where applicable) in the column entitled “Other Directorships Held by Nominee for Committee Member.”

Response

Requested revisions have been made.

5.                                       Comment

In order to comply with the proxy rules, the discussion (commencing on page 14 of the proxy statement) describing the membership and functions of the Nominating Committee should describe the review and selection process undertaken by the Committee to recommend candidates, and should provide information on how contractowners/participants may contact members of the Committee.  The proxy statement should also indicate whether or not the Nominating Committee has a charter.

Response

Requested disclosure has been made.

6.                                       Comment

In order to comply with the proxy rules, the discussion (commencing on page 14 of the proxy statement) describing the Account’s auditor and disclosing the audit and other fees paid by the Account to the auditor should be revised to include both the most recently completed fiscal year as well as the previous fiscal year.  The disclosure should also be revised to include disclosure of audit-related fees and tax-fees, in addition to the fee categories already included in the proxy.

Response

Requested disclosure has been made

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) SEC staff comments or changes to disclosure in the Proxy Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Ms. Michelle Roberts (SEC Staff)

      Christopher Palmer, Esq.  (Goodwin Procter LLP)